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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	INTERMUNE, INC.		94-3296648		0-29801

(d)	Address of Issuer			(e)	Telephone No.

	3280 Bayshore Boulevard		Brisbane , CA 94005		415 466-2200

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person For Whose Account the Securities are to be Sold			(b)	Relationship to Issuer

	Cynthia Robinson				Officer

(c)	Address

	3280 Bayshore Boulevard		Brisbane , CA 94005

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

COMMON STOCK	E*TRADE FINANCIAL 1095 WHITE ROCK ROAD RANCHO CORDOVA, CA 95670		20,258(2)	$272,617.80	34,950,956	12/27/07	NASDAQ

COMMON STOCK	E*TRADE FINANCIAL 1095 WHITE ROCK ROAD RANCHO CORDOVA, CA 95670		19,315(3)	$259,927.58	34,950,956	12/27/07	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

COMMON	1/3/05	Exercise of Options Pursuant to a Same day sale/Cash	INTERMUNE, INC.	20,464(4)	12/27/07	CASH

COMMON	6/24/05	Exercise of Options Pursuant to a Same day sale/Cash	INTERMUNE, INC.	19,749 (5)	12/27/07	CASH

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Cynthia Robinson c/o InterMune, Inc. 3280 Bayshore Boulevard Brisbane, Ca 94005	Common Stock	10/1/07	10,668(1)	$202,096.72

REMARKS:

(1) The reporting person sold such number of reported shares (10,668) at $18.90 to cover the applicable taxes associated with the 10/1/07 exercise of 15,082 incentive stock options granted on 1/3/05 at $13.26 per share. The remaining 4,414 shares of Common Stock associated with such transaction will remain beneficially owned by the reporting person.

(2) The reporting person sold such number of reported shares (20,258) at $13.3473 to cover the applicable taxes associated with the 12/27/07 exercise of 20,464 nonqualified stock options granted on 1/3/05 at $13.26 per share.

(3) The reporting person sold such number of reported shares (19,315) at $13.4573 to cover the applicable taxes associated with the 12/27/07 exercise of 19,749 nonqualified stock options granted on 6/24/05 at $12.74 per share. The remaining 434 shares of Common Stock associated with such transaction will remain beneficially owned by the reporting person.

(4) The noted securities were nonqualified stock options exercised by the reporting person on 12/27/07 in connection with a same day sale and subsequent payment of taxes. The remaining 206 shares of Common Stock associated with such transaction will remain beneficially owned by the reporting person.

(5) The noted securities were nonqualified stock options exercised by the reporting person on 12/27/07 in connection with a same day sale and subsequent payment of taxes. The remaining 434 shares of Common Stock associated with such transaction will remain beneficially owned by the reporting person.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

January 2, 2008	/s/ Robin J. Steele, Attorney-In-Fact for Cynthia Robinson
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)